UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended June 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission file number 0-11559

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

KEY TRONIC CORPORATION
4424 North Sullivan Road
Spokane Valley, WA 99216

KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Pages
Report of Independent Registered Public Accounting Firm	3

Audited Financial Statements
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6-11

Supplemental Schedules
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)	12
Schedule H, Line 4a, Schedule of Delinquent Contributions	13

Exhibit Index
Consent of Independent Registered Public Accounting Firm	14

Signature	15

Note:    Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
Key Tronic 401(k) Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan (the “Plan”) as of June 30, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2024 and 2023, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Opinion on the Supplemental Information
The supplemental information included in Schedule H, line 4(i) – schedule of assets (held at end of year) as of June 30, 2024, and Schedule H, line 4(a) – schedule of delinquent participant contributions for the year ended June 30, 2024, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Moss Adams, LLP
Spokane, Washington
December 19, 2024

We have served as the Plan’s auditor since 2022.

Key Tronic 401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
June 30, 2024 and June 30, 2023

June 30,	2024	2023
Assets:
Investments at fair value	$48,289,600	$7,840,490
Participant directed brokerage accounts at fair value	723,271	1,175,499
Total investments at fair value	49,012,871	9,015,989

Cash in transit	—	26,719,568

Receivables:
Employee contribution receivable	—	57,080
Employer contribution receivable	37,841	57,409
Notes receivable from participants	616,984	292,353
Total receivables	654,825	406,842

Net assets available for benefits	$49,667,696	$36,142,399

See accompanying notes to financial statements.

Key Tronic 401(k) Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
June 30, 2024 and June 30, 2023

Years ended June 30,	2024	2023

Changes in net assets available for benefits attributed to:

Investment income:

Net appreciation in fair value of investments:	$4,648,593	$3,328,668
Dividend and interest income	1,198,131	242,401
Total net investment income	5,846,724	3,571,069

Interest income from notes receivable from participants	31,205	15,118

Contributions:
Employer	1,384,403	819,141
Participant	2,962,121	1,773,366
Rollovers	347,147	193,029
Total contributions	4,693,671	2,785,536

Distributions:
Benefits paid to participants	6,793,128	4,617,867
Administrative expenses	40,911	77,781
Other expenses	2,420	—
Total distributions	6,836,459	4,695,648

Net increase in net assets available for benefits	3,735,141	1,676,075

Asset transfers in from other plans (Note 1)	9,790,156	—

Net assets available for benefits:
Beginning of year	36,142,399	34,466,324

End of year	$49,667,696	$36,142,399

See accompanying notes to financial statements.

Key Tronic 401(k) Retirement Savings Plan

Notes to Financial Statements
June 30, 2024 and June 30, 2023

Note 1. Plan Description
The following summary description of the Key Tronic 401(k) Retirement Savings Plan (the Plan) provides general information only. Participants should refer to the Plan document for more complete information.
General: The Plan is a defined contribution plan established by Key Tronic Corporation (the Company or the Employer) effective July 1, 1993, and was amended and restated effective July 1, 2009. The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all subsequent statutory revisions thereto, was created for the benefit of all eligible employees of the Company and subsidiaries. Effective July 1, 2003, the Plan became a Safe Harbor 401(k) Plan. A Safe Harbor 401(k) Plan complies with Code Section 401(k)(12) which permits the Plan to automatically meet the nondiscrimination requirements of the Code, therefore eliminating certain annual nondiscrimination testing of salary deferral and matching contributions. On June 30, 2023, the Plan underwent a change in recordkeeper and trustee, which resulted in a transfer of assets from Principal Financial Group to Fidelity Management Trust Company. There was no change to the Plan documents as a result of the change in recordkeeper and trustee.
On July 1, 2023 the Ayrshire 401(k) Plan merged into the Plan. Total assets transferred in were $9.8 million. The amounts transferred are included in 2024 balances in the Statement of Net Assets Available for Benefit and the Statement of Changes in Net Assets Available for Benefits.
Eligibility: Employees that are U.S. residents are eligible to participate in the Plan when they have attained age 21, and may enter the Plan on the first day of the month following the date the employee satisfies the eligibility requirements. Leased employees, internship employees, nonresident aliens and certain employees covered by a collective bargaining agreement are ineligible for Plan participation.
Contributions: Eligible participants may make voluntary pre-tax and after-tax contributions of their base compensation of up to 75% of compensation each pay period, subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (IRC) are excluded from the participant’s current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant makes a withdrawal from the Plan.
Participants may also choose to make contributions on an after-tax basis through a Roth 401(k) option. Contributions and earnings for the Roth 401(k) option are not subject to taxation at the time of distribution, as long as the distribution is a “qualified distribution” made no earlier than five years after the first Roth 401(k) contribution to the Plan. A qualified distribution is a distribution after separation of service and due to death, disability or after age 59½. The participant’s contribution rate may be adjusted at the discretion of the Plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits.
Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans provided that certain conditions are met. A participating employee’s annual contribution was limited to $23,000 for 2024 and $22,500 for 2023, with annual catch-up contribution limited to $7,500 for participating employees 50 or older.
The Company’s matching contribution is equal to 100% up to 3% of a participant’s contributed compensation and 50% up to the next 2% of a participant’s contributed compensation, for a total of 4% if a participant contributes at least 5%. The Company made matching contributions of $1,384,403 and $819,141 for the years ended June 30, 2024 and 2023, respectively.
Participant Accounts: Individual accounts are maintained for each participant. Participants may designate that their contributions and account balances be invested in any combination of several available investment alternatives.

Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and Plan earnings of their individual account. Plan earnings are directly credited to participant accounts.
Notes Receivable from Participants: Participants may borrow from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have only one loan outstanding at a time. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates at the loan origination date (which approximate prime plus 1%), as determined by the Plan administrator. Interest rates on loans outstanding at June 30, 2024 maintain a rate of 4.25% - 9.50%. Principal and interest are paid ratably through payroll deductions. At June 30, 2024, loans outstanding mature at various dates through 2029. No allowance for credit losses has been recorded as of June 30, 2024 and 2023.
Vesting: All participants are immediately 100% vested in both employee and Employer contributions.
Distribution of Benefits: Participants are eligible to receive benefits upon termination of employment, attaining the age of 59½, or as hardship withdrawals subject to certain requirements. The account balance of a participant who dies, while a participant of the Plan, will be paid to the participant’s designated beneficiary. Benefits are paid under various options as defined in the Plan document. An involuntary distribution of a terminated participant's account balance occurred when their balance is $5,000 or less.
Administrative Expenses: Though not required to or guaranteed in the future, the majority of fees and expenses incurred for administration of the Plan are paid by the Participant. Participants are charged a fee for certain services such as loan processing and redemption fees on the sale of certain funds prior to a holding period being met.
Administration of the Plan: The Plan is administered by the Compensation and Administrative Committee of the Employer’s Board of Directors and an administrative committee consisting of management personnel. Fidelity Management Trust Company is the recordkeeper and trustee of the Plan effective June 30, 2023. Principal Financial Group was the recordkeeper and trustee of the Plan effective June 17, 2021 to June 29, 2023.
Note 2. Summary of Basis of Accounting
Accounting Policies: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition: The Plan's investments are reported at fair value. The fair value of a financial instrument in the amount that would be received when selling an asset or paying to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Refer to Note 3 for further discussion and disclosure of fair value measurements.
The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the net unrealized appreciation or depreciation of those investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
The benefit interest of common collective trust funds for each participant is represented by units. Issues and redemptions are recorded based on the next determined net asset value (“NAV”) per unit. NAV per unit is determined each business day. At June 30, 2024, the Plan had no unfunded commitments related to the common collective trust funds. The redemption of common collective trust fund units are subject to the preference of individual Plan participants and there are no restrictions on the timing of redemption. However, participant redemptions may be subject to certain redemption fees.
Notes Receivable from Participants: Notes receivable from participants are valued at their unpaid principal balance plus accrued interest.
Payment of Benefits: Benefits are recorded when paid.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could materially differ from those estimates.
Risks and Uncertainties: The Plan provides for various investment options in any combination of money market funds, mutual funds, Company common stock and participant-directed brokerage accounts. Investment securities of these types are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
The fair value of the Plan’s investment in Key Tronic Corporation common stock amounted to $1,108,385 and $1,598,543 as of June 30, 2024 and 2023, respectively.
The Plan’s investment options include funds that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
Note 3. Fair Value Measurements
Accounting Standards Codification Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer the liability (an exit price) in an orderly transaction between market participants. It also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy within ASC 820 distinguishes between three levels of inputs that may be utilized when measuring fair value, consisting of level 1 inputs (using quoted prices in active markets for identical assets or liabilities), level 2 inputs (using inputs other than level 1 prices, such as quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability) and level 3 inputs (unobservable inputs supported by little or no market activity based on the Plan's own assumptions used to measure assets and liabilities). A financial asset’s or liability’s classification within this hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The Plan has not made any changes in its valuation techniques used at June 30, 2024 and 2023.
The following table summarizes the Plan's assets measured at fair value on a recurring basis as of June 30, 2024:

	June 30, 2024
				Total Fair
	Level 1	Level 2	Level 3	Value
Investments:

Mutual funds	$41,660,243	$—	$—	$41,660,243
Key Tronic Corporation common stock	1,108,385	—	—	1,108,385
Participant directed brokerage accounts	723,271	—	—	723,271
Total assets in the fair value hierarchy	$43,491,899	$—	$—	$43,491,899
Investments measured at net asset value (a)				$5,520,972
Investments at fair value				$49,012,871

The following table summarizes the Plan's assets measured at fair value on a recurring basis as of June 30, 2023:

	June 30, 2023
				Total Fair
	Level 1	Level 2	Level 3	Value
Investments:

Mutual funds	$6,241,947	$—	$—	$6,241,947
Key Tronic Corporation common stock	1,598,543	—	—	1,598,543
Participant directed brokerage accounts	1,175,499	—	—	1,175,499
Total assets in the fair value hierarchy	$9,015,989	$—	$—	$9,015,989
Investments measured at net asset value (a)				$—
Investments at fair value				$9,015,989
(a) In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Mutual Funds: These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrators of the funds. The NAV is based on the value of the underlying assets owned by the funds, minus the liabilities, and then divided by the number of shares outstanding. The NAV is a daily quoted price utilized for purchase and redemptions. These investments are classified within Level 1 of the fair value hierarchy.
Key Tronic Common Stock: The Plan’s valuation methodology used to measure the fair values of the common stock is derived from quoted market prices and are classified as Level 1 investments. Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised.
Common Collective Trust Funds: These investments are tax-exempt, pooled investment vehicles maintained by a bank or trust company exclusively for qualified plans, including 401(k)s, as well as for certain types of government plans. These funds are valued using the Net Asset Value per share (NAV), as a practical expedient. The investments have a daily redemption frequency and are not subject to a redemption notice period or lock up period.
Participant Directed Brokerage Accounts: These accounts are comprised of common stock, mutual funds, and cash and cash equivalents. Common stock is valued at the published market price on an active market. The mutual funds are valued at the NAV that is quoted on an active market and determined based on the fair value of the underlying assets at the end of each day.
Note 4. Related Parties and Party-in-Interest
Effective June 30, 2023, certain Plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company holds and invests the Plan’s assets and therefore, these transactions qualify as party-in-interest transactions. From June 17, 2021 to June 29, 2023, Principal Financial Group managed certain Plan investments as well as held and invested the Plan's assets and these transactions qualify as party-in-interest transactions. In addition, the investments in the Company’s common stock and notes receivable from participants are also considered party-in-interest transactions.
A portion of the Plan’s assets are invested in shares of Company common stock. For the year ended June 30, 2024, the Plan purchased 27,869 shares of Key Tronic Common Stock at a cost of $126,147, and the Plan sold 42,894 shares of Key Tronic Common Stock with losses of ($66,632). For the year ended June 30, 2023, the Plan purchased 24,605 shares of Key Tronic Common Stock at a cost of $129,640, and the Plan sold 301,025 shares of Key Tronic Common Stock with losses of ($1,697,586).

Note 5. Termination of the Plan
Although it has not expressed any intent to do so, the Employer has the right to discontinue contributions and terminate the Plan by action of the Board of Directors, subject to the provisions of ERISA. Upon termination, all assets remaining in the Plan will be distributed to the participants in accordance with participant account values as of the date of termination.
Note 6. Tax Status
The Plan is a Basic Savings Plan - Plus established under Principal Financial Group Defined Contribution Volume Submitter 401(k) Profit Sharing Plan. The Plan was designed in accordance with the applicable requirements of the Internal Revenue Code (IRC). Principal Financial Group received an Advisory Letter for the Internal Revenue Service, dated June 30, 2020, indicating the Plan is exempt. The Plan has been amended since the date of the latest determination letter, in which the IRS stated that the Pre-approved plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). We believe that the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, the accompanying financial statements do not reflect a provision for income taxes for the Plan.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of June 30, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7. Delinquent Participant Contributions
During the Plan year ended June 30, 2022, participant contributions totaling $569 were not remitted to the Plan within the period prescribed by DOL regulations. These transactions constitute non-exempt party-in-interest transactions or prohibited transactions as defined by ERISA. The Employer is in the process of correcting these transactions. The related lost earnings are expected to be remitted to the Plan during 2025.
Note 8. Subsequent Events
The Plan has evaluated subsequent events through the date these financial statements were available to be issued on December 19, 2024, and determined that there are no subsequent events that require recognition or disclosure in these financial statements.

Key Tronic 401(k) Retirement Savings Plan

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
June 30, 2024

EIN: 91-0849125
Plan Number: 001 Form 5500

(a) (b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Fair Value
Common/collective trust funds:
Galliard Capital Management	Stable Return Fund PN	**	5,520,972
			5,520,972
Mutual Funds:
T. Rowe Price	Blue Chip Growth Fund	**	5,245,455
Fidelity	500 Index Fund	**	4,545,480
DFA	U.S. Large Cap Value Institutional Class	**	4,403,741
Vanguard	Target Retirement 2030 Fund	**	3,472,460
Vanguard	Target Retirement 2035 Fund	**	3,374,558
Vanguard	Target Retirement 2025 Fund	**	2,890,953
Vanguard	Target Retirement 2040 Fund	**	2,608,381
Fidelity	Total Bond Fund	**	1,977,949
Vanguard	Target Retirement 2020 Fund	**	1,862,586
Vanguard	Target Retirement 2050 Fund	**	1,501,979
Vanguard	Target Retirement 2045 Fund	**	1,423,355
DFA	U.S. Small Cap Value Institutional Class	**	1,373,021
Fidelity	Small Cap Growth Fund	**	1,355,645
Vanguard	Target Retirement 2060 Fund	**	977,971
American Funds	EuroPacific Growth Fund® Class R-6	**	840,921
MFS	International Diversification R4	**	799,192
Vanguard	Vanguard Target Retirement Income Fund	**	546,271
Vanguard	Vanguard Target Retirement 2055 Fund	**	533,514
Fidelity	Government Money Market K6	**	403,505
Fidelity	Mid Cap Index Fund	**	351,346
Victory Sycamore	Established Value Fund Class I	**	316,542
Fidelity	Small Cap Index Fund	**	253,854
DFA	Emerging Markets Core Equity Inst. Class	**	181,868
Vanguard	Target Retirement 2065 Fund	**	167,423
Janus Henderson	Enterprise Fund Class I	**	148,578
PIMCO	Real Return Fund Institutional Class	**	83,687
Cohen & Steers	Realty Shares Fund Class Z	**	18,531
Vanguard	Target Retirement 2070 Fund	**	1,477
Total Mutual Funds			41,660,243

Common Equity Securities:
* Key Tronic Corporation	Common Stock		1,108,385

Participant Directed Brokerage Accounts	Various	**	723,271

* Notes Receivable from Participants	Loans to participants with interest rate of 4.25% - 9.50%, due through 2029	**	616,984
Total Assets			49,629,855

*    Party-in-interest as defined by ERISA
**    Cost of participant-directed investments is not required to be disclosed under ERISA

Key Tronic 401(k) Retirement Savings Plan

Schedule H, Line 4a, Schedule of Delinquent Participant Contributions
June 30, 2024

EIN: 91-0849125
Plan Number: 001
Form 5500

Participant Contributions Transferred Late to the Plan	Check Here if Late Participant Loan Repayments are Included	Total that Constitutes Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
		Contributions Not Covered	Contributions Corrected Outside Voluntary Fiduciary Correction Program ("VFCP")	Contributions Corrected Under VFCP
$569		$—	$569	$—	$—

Exhibit Index

Consent of Independent Registered Public Accounting Firm - Moss Adams LLP, submitted herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation and Administrative Committee, responsible for administration of the Key Tronic 401(k) Retirement Savings Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane Valley, State of Washington, on December 19, 2024.

    KEY TRONIC 401(k) RETIREMENT SAVINGS PLAN

By: /s/ Anthony G. Voorhees
Name: Anthony G. Voorhees
Title: Member of Plan Compensation and Administrative Committee